December 7, 2010

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rotech Healthcare Inc. Registration Statement on Form S-4 (File No. 333-170772)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rotech Healthcare Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 09:30 AM U.S. Eastern Time on December 9, 2010.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Rotech Healthcare Inc.

By:	/s/ Rebecca L. Myers
	Name:	Rebecca L. Myers
	Title:	Chief Legal Officer and Corporate Secretary

cc:	Kirk A. Davenport II of Latham & Watkins LLP

Joel H. Trotter of Latham & Watkins LLP